Exhibit 99.1

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the condensed consolidated interim financial statements of Veris Gold Corp. (the “Company” or “Veris”) for the three month period ended September 30, 2014, and related notes thereto, which have been prepared in accordance with IAS 34 – Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”).

Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2013 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of November 14, 2014.

The Company’s shares were listed on the TSX and the Frankfurt Stock Exchange (trading symbol – “NG6A”) but were delisted from both exchanges on July 18, 2014 as a result of the Creditor Protection Proceedings (trading symbol – “VG”) and at November 14, 2014 the Company had 154,378,365 shares outstanding. The Company continues to be listed on the OTC under the trading symbol “YNGFF” however trading continues to be halted at this time.

RECENT DEVELOPMENTS

Creditor Protection Proceedings

On June 3, 2014, the Company received Notices of Early Termination Date from Deutsche Bank AG (“DB”) requiring the Company to make payments totaling $89.4 million under the terms of the Senior Secured Gold Forward Facility (“Gold Facility”). Failing to make payments by June 9, 2014 would allow DB to take such steps as necessary to enforce its rights against the Company. The Notices of Early Termination Date operated to terminate the Senior Secured Gold Facility.

On June 9, 2014, the Company commenced proceedings under the Companies’ Creditors Arrangement Act (“CCAA”), establishing an initial stay of proceedings until July 8, 2014, in the Supreme Court of British Columbia (the “Court”) and received a temporary restraining order under Chapter 15 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Nevada (“US Court”). The Company, Veris Gold Corp., and the wholly owned subsidiaries of the Company are parties to the CCAA and Chapter 15 proceedings (collectively, the “Creditor Protection Proceedings”). On July 23, 2014 the US Court granted provisional relief under Section 1519 of the Bankruptcy Code in the United States. This ruling recognizes the Canadian proceeding of Companies' Creditors Arrangement Act ("CCAA") and as a result protects the assets of the Company and the interests of the creditors until such time as a ruling on the Petition for Recognition and Chapter 15 Relief is granted. The Company received CCAA extension orders on July 4, August 1, September 12, and October 10, 2014 extending the stay of proceedings granted by the Court to February 2, 2015.

The Company’s decision to commence CCAA proceedings was made after extensively exploring alternatives following thorough consultation with the Company’s legal and financial advisors. As well, the Company has for some time been working diligently on the restructuring and refinancing efforts. The Company sought protection primarily to forestall actions that could have been taken subsequent to the demands for payment made by DB on June 3 but also to address near term liquidity issues arising from declining gold prices, higher than anticipated production costs, and unexpected shut downs including the January 2014 shutdown resulting from the December 2013 fire as well as the extended maintenance shutdown taken in March of 2014 while the Company waited for the approval of a new Class 1 (Title V) Air Quality Operating Permit.

VERIS GOLD CORP. | 1

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

In these circumstances, the Company's Board of Directors determined that a CCAA proceeding would provide the most prudent and effective way to carry on business and maximize value for the Company's stakeholders. The Company has continued to pursue operational restructuring alternatives while under CCAA protection, including reducing or restructuring its obligations and reducing operating costs. During the Creditor Protection Proceedings, the Company has continued with day-to-day operations, and employee obligations and any trade payables incurred are expected to be paid or satisfied in the ordinary course. The Company will continue to incur significant costs associated with the restructuring and the Creditor Protection Proceedings. The amount of these expenses is expected to significantly affect the financial position and results of operations however the full amount of this impact cannot be estimated at this time. During the third quarter the Company continued to advance the restructuring plan as outlined further below.

On August 6, 2014, the Company retained William LeClair as a Chief Restructuring Officer (“CRO”) under the terms of an interim cash collateral agreement reached with DB on July 29, 2014, to assist in the restructuring efforts of the Company. This appointment was granted in an order by the Court on August 7, 2014. Under the terms of the interim agreement the Company also retained an independent technical advisor, SRK Consulting (U.S.), Inc. (“SRK” or also referred to as “technical advisor”), to review the Company’s existing mine plans and assist in the optimization of the operations. This engagement was intended to provide validation of the Company’s data and, if requested, alternative mining plans that could assist in increasing production and/or reducing costs on a per ounce basis. This work has largely been completed, providing significant support for the quality of the existing data as well as several alternative mining scenarios that the Company continues to evaluate in conjunction with their mining contractor.

On August 24, 2014 the Company finalized the terms for a Final Cash Collateral Order (CCO) with DB and this agreement was filed with the US Bankruptcy Court on August 25, 2014 and subsequently approved in a hearing in Reno, Nevada on August 29, 2014. The terms of the CCO required a number of milestones be met and agreed to by the Company in order to continue to use the cash collateral (as defined under the US Bankruptcy code but which would include cash on hand and gold inventories). The significant milestones were as follows:

•	On or before August 31, 2014 – the Company retains an Investment Bank acceptable to DB to conduct a sale process for all or substantially all of the Company’s assets with a closing no later than January 30, 2015;

o	This work is to commence internally on September 1, 2014 however the sales process will not commence externally until November 1, 2014 unless written notice is provided by September 30, 2014 from the Monitor and the CRO that there are no reasonable prospects for the purchase of the DB Gold Facility at which point the sales process commences October 1, 2014;

•	On or before September 30, 2014 - Completion of Independent Technical Review by the technical advisor including a review of the underlying assumptions of the CCO budget;

VERIS GOLD CORP. | 2

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

•	On or before October 31, 2014 – the Company must close a refinancing transaction sufficient to repay the indebtedness to DB at an agreed upon price or the Company commences the sales process as outlined above on November 1, 2014;

•	On or before November 10, 2014 – the Company is to file a motion seeking approval of the procedures for the sale process into the Court and the US Court;

o	The orders approving the sales process are to be received no later than December 10, 2014;

•	December 31, 2014 is the closing date for bid documents under the sales process;

o	Subsequently the agreement requires the commencement of an auction process by January 15, 2015 with Court and US Court approving the agreed sale by January 22, 2015 and expected closing by January 31, 2015.

Pursuant to the CCO outlined above, the Company engaged Moelis & Co. as the investment banker for the purposes of conducting a sales process for the Company’s assets. In their role they will assist in identifying and evaluating candidates for a purchase transaction and contact potential acquirers commencing on November 1, 2014. This process does not preclude the Company from continuing to explore opportunities to refinance the senior and subordinated debts at the same time.

On September 3, 2014 the Court granted an order recognizing the CCO and giving full force and effect to the CCO in the Creditor Protection Proceedings.

In September the Company recognized that, in light of the current changes in the gold price and the ongoing costs of the Creditor Protection Proceedings as well as required capital spending required in the short term, additional financing may be required to ensure the Company had sufficient liquidity to operate through the next four months. In working with the Company’s financial advisors, Raymond James, a $12 million revolving Debtor-in-Possession facility (“DIP loan”) was secured from Whitebox Advisors which could be drawn on to fund cash requirements based on the 13 week cashflow forecast the Company had prepared for the Creditor Protection Proceedings. The Court granted an order approving the DIP loan on October 3, 2014 and the Company has drawn $7.5 million since that time, primarily to fund required capital spend and the ongoing professional fees as well as bonding requirements.

The Company did not exercise its option to purchase the DB Gold Facility by October 31, 2014 and, as of November 1, 2014, is in a formal sale process with respect to its assets. While restructuring efforts are ongoing, the sale process may result in the sale of some or all of the Company’s assets.

The Company continues to pursue a restructuring through a plan of compromise and arrangement (the “Plan”) under the CCAA, which will be subject to creditor and Court approval, and ancillary proceedings under Chapter 15 of the United States Bankruptcy Code for recognition of the CCAA proceedings. The Company is working under the timeline noted above which is expected to required several months to complete however the outcome and timing of the Creditor Protection Proceedings and the implementation of a successful restructuring plan, including obtaining a new and adequate secured credit facility to finance our business activities on an ongoing basis, is not assured or determinable at this time. The Plan that will be implemented as part of Creditor Protection Proceedings could materially alter the classifications and amounts reported in the consolidated financial statements, which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of confirmation of such plan, or the effect of any operational changes that may be implemented

VERIS GOLD CORP. | 3

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Going Concern

The Company’s financial liquidity condition and the resulting commencement of the Creditor Protection Proceedings cast substantial doubt about the Company’s ability to continue as a going concern. Due to ongoing liquidity issues, the Company has failed to meet certain financial obligations and liabilities, including interest and principal payments on both Senior and subordinated debt obligations. The Company is dependent on the outcome of the Creditor Protection Proceedings and requires additional financing in order to complete the restructuring of the various debt obligations and fund required capital expenditures.

The accompanying condensed consolidated financial statements have been prepared on the assumption the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities in the normal course of business for the 12-month period following the date of the consolidated financial statements. This is contingent upon the Company completing the necessary steps to restructure the existing debt obligations and obtain the Court’s approval of a plan of compromise and arrangement as well as the management’s ability to successfully implement such plan and obtain exit financing, among other things. As a result of the Creditor Protection Proceedings, the realization of assets and the satisfaction of liabilities are subject to uncertainty. As of November 1, 2014 the Company has engaged in a formal sale process with respect to its assets. While restructuring efforts are ongoing, the sale process may result in a sale of some or all of the assets.

Further, the plan of compromise and arrangement could materially change the amounts and classifications of assets and liabilities reported in the historical consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and their carrying amounts, or the amount and classification of certain liabilities that may result should the Company be unable to continue as a going concern or as a consequence of the Creditor Protection Proceedings.

Ketza River Status

On September 25, 2014, the Company received a letter from the Yukon Government Department of Energy, Mines and Resources (“Yukon Government”) notifying the Company that it intended to begin undertaking the contracting of maintenance work on access road bridges and seepage control and stabilization of surface water diversion structures at the Ketza River Project property. On September 29, 2014, the Yukon Government withdrew the $2.7 million of restricted funds on deposit with Toronto Dominion Bank to fund this maintenance work. The Company, having already completed initial scoping for some of the work utilizing local resources, is now continuing to work with the Yukon Government to ensure the most efficient and cost effective completion of the works.

VERIS GOLD CORP. | 4

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

2014 THIRD QUARTER OPERATING HIGHLIGHTS

•	The Jerritt Canyon operations produced 44,319 payable ounces in the three month period ending September 30, 2014 (“Q3-14”), representing an 18% increase from the 37,544 ounces produced in the three month period ending September 30, 2013 (“Q3-13”).
•	Total mine production for Q3-14 was 319,513 tons containing an estimated 51,678 ounces of gold, a 16% increase from the 275,825 tons mined in Q3-13 and a 11% increase in contained ounces of gold compared with 46,637 ounces mined in Q3-13. The primary contributor to the increase in tons as well as contained ounces arose from the significant increase in mined ore produced from the Starvation Canyon mine, approximately 32,478 tons (57%) higher than Q3-13. With the transition to contract mining in the SSX-Steer the Company focused primarily on placing the necessary backfill during the quarter to recover from the deficit built up however this mine continued to produce at levels comparable to the 2013 quarter.
•	In Q3-14, the Jerritt Canyon roaster facility achieved total average throughput of 3,590 tons per day (“TPD”), 5% more than the 3,419 TPD achieved in Q3-13 which included a 10 day shutdown.

•	The Company continued the development of Saval 4, the fourth underground mine at Jerritt Canyon, throughout the third quarter of 2014, completing the primary access portal and substantially completing the secondary access to allow for the commencement of production. The Company will mine the Saval 4 using existing equipment and crews at a scheduled mining rate between 250 and 350 tons per day grading approximately 0.22 opt. Commercial production, determined based on the mine achieving these planned tonnage rates on a consistent basis, is expected to be achieved late in the fourth quarter of 2014.

Key financial information

•	The Company sold 45,216 ounces in Q3-14, a 6% increase from the 42,760 ounces sold in Q3-13 primarily due to the improvement in mining at Starvation Canyon and improved overall mill recoveries.

•	The Company recorded a net loss of $6.5 million, during Q3-14, which represented a $11.7 million decreased loss from the $18.2 million net loss recorded in Q3-13. Gold sales revenue in Q3-14 was $57.3 million compared to $57.0 million in Q3-13, driven by an 6% increase in gold ounces sold offset by a 4% decrease in the price-per-ounce of gold sold in Q3-14 compared to Q3-13.

OVERVIEW

Veris Gold Corp. (“Veris” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Veris is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Veris is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

VERIS GOLD CORP. | 5

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Veris receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a roaster milling facility and three underground mines, Starvation Canyon, Smith and SSX-Steer, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Gold (troy ounces)
Payable Ounces Produced	44,319	44,295	26,434	33,533
Gold Ounces Sold	45,216	40,795	27,597	31,557
Gold sales (2)	$57,252	$52,528	$35,631	$40,622
Cost of gold sold	$48,491	$49,304	$35,418	$46,023
Average gold price per ounce	$1,279	$1,288	$1,291	$1,281

	Q3 2013	Amended Q2 2013 (2)	Q1 2013	Q4 2012
Gold (troy ounces)
Payable Ounces Produced	37,544	38,018	30,461	31,754
Gold Ounces Sold	42,760	36,590	29,776	32,198
Gold sales (2)	$56,993	$44,936	$45,360	$51,799
Cost of gold sold	$49,095	$42,141	$44,944	$36,265
Average gold price per ounce (1)	$1,331	$1,388	$1,625	$1,703

(1)	From Q3-2011 to Q2-2013 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by DB as repayment of the forward gold purchase agreement. With the change in accounting in Q3-2013 this adjustment is no longer required.

(2)	Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q3-2014: $nil, Q2-2014: $0.8 million, Q1-14: $nil, Q4-2013: $3.1 million, Q3-2013: $3.3 million, Q2-2013: $1.7 million); nor (b) gold produced from mines treated as development stage assets for accounting purposes which includes gold produced and sold from Starvation Canyon during Q2-2013 (2,453 ounces or $3.5 million gold sales) and gold produced and sold from Saval during Q3-2014 (458 ounces or $0.6 million gold sales).

Mining

The Company mined a total of 319,513 tons, including 5,075 Saval development tons and 9,975 tons from remote stockpiles, in Q3-14, containing an estimated 51,678 ounces. This mining production represents a 16% increase from 275,825 tons of mine production in Q3-13; and is a 11% increase from the estimated 46,637 ounces mined in Q3-13. The majority of this increased mine production in Q3-14, compared to Q3-13, resulted primarily from increased tonnage from Starvation Canyon as the production rate in the comparative 2013 quarter continued to ramp up to current levels as well as improved tonnage from the SSX-Steer with the transition to contract mining.

VERIS GOLD CORP. | 6

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

In Q3-14 Small Mine Development, LLC (“SMD”) delivered approximately 134,127 tons of ore containing an estimated 22,202 ounces of gold from the Smith mine. This represents mine production of 1,458 tons-per-day (“TPD”) in Q3-14, above the targeted 1,200 TPD. This is a decrease of mined ore from the Smith mine from Q3-13, which was 141,369 tons mined, containing an estimated 22,518 ounces, an average of 1,537 TPD for that quarter. The estimated average blended grade achieved at the Smith mine was 0.17 ounces-per-ton (“OPT”) in Q3-14, an increase from the 0.16 OPT achieved in Q3-13.

In Q3-14 SMD delivered approximately 89,158 tons of ore from the Starvation Canyon mine containing an estimated 17,108 ounces, an average grade of 0.19 OPT. This mining rate translates to 969 TPD for the quarter, well above the 700 TPD that was targeted. This is also an increase of mined ore from the 56,680 tons, or 616 TPD, mined in Q3-13 containing an estimated 12,234 ounces, the first full quarter of operations at Starvation Canyon, an average grade of 0.22 OPT.

Mine production at the SSX-Steer mine was 81,178 tons for Q3-14, containing and estimated 10,903 ounces. This is approximately 882 TPD in Q3-14, slightly less than the 1,000 TPD targeted but greater than the 845 TPD achieved in Q3-13. This is a 4% increase from the 77,776 tons mined from the SSX-Steer mine in Q3-13 but an 8% decrease in contained ounces with an estimated 11,885 ounces delivered. This improvement in production was achieved despite SMD’s efforts to improve backfill and development to further improve mining rates going forward however the lower overall grade (0.13 OPT in Q3-14 versus 0.15 OPT in Q3-13) was a result of this focus.

Mining production rates continue to improve since the transition to contract mining at SSX-Steer mine in Q2-14. The Company is in a good position to achieve the 2014 production targets as it expects continued improvement in mining production which will be supplemented by mining at Saval mine upon the commencement of production. The Company exited the third quarter of 2014 with a stockpile of 70,624 wet tons containing approximately 7,969 ounces. Mine production from Starvation Canyon continues to exceed targets and Smith mine is above expected tonnage rates as well. The backfill and development deficit that has been built up at the SSX-Steer will be completely caught up by Q1-15, however, production rates will continue to improve throughout that time period.

Processing

The Jerritt Canyon roaster facility processed approximately 330,300 tons in Q3-14, a 5% increase from the approximately 314,506 tons processed through the roasters in Q3-13. The Company continued to optimize mill throughput and took minimal scheduled down periods during the quarter which accounted for the improvement in Q3-14 compared to Q3-13.

VERIS GOLD CORP. | 7

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Exploration

Underground Definition Drilling (Contractor and Veris) – Smith, SSX-Steer, Starvation Canyon, and Saval 4 Mines

For the Q3-14 a total of 205 cubex reverse circulation definition drill holes totaling 26,310 feet were completed at the Smith, SSX-Steer, Starvation Canyon (“Starv”), and Saval 4 underground mines by Veris and SMD.  SMD continued drilling underground definition drill holes using their own cubex (RC) drill in the Smith mine, focusing on Zones 4, 7, and 8 where a total of 11,135 feet in 117 drill holes were completed. SMD drilled a total of 9,680 feet in 58 cubex drill holes in the SSX-Steer mine at Zone 7. Included in the SSX-Steer drill hole total are 28 exploration drill holes totaling 5,380 feet. At Starvation Canyon mine, SMD completed 23 exploration cubex drill holes totaling 4,665 feet at the following headings: 7110 xc24, 7110xcC, 7110N decline, and 7000 xc18. No delineation drilling occurred at Starvation during Q3-14. Underground RC cubex drilling commenced at the Saval 4 mine in September where a total of 7 definition drill holes totaling 830 feet were completed by the Company in heading 7225 xc5.

Underground Diamond Drilling (Contractor)

No underground contract diamond drilling was done during Q3-14. Two drill stations have been developed in the SSX-Steer Zone 1 exploration drift in preparation for recommencement of these core drilling operations once the Company restructuring is completed and the required funds become available. The underground diamond drilling ceased in late November to conserve cash and focus on other mine development priorities. Five diamond drill hole assays were received in Q3-14 from the Jerritt Canyon assay lab. Nineteen of the SSX-Steer diamond drill holes completed in 2013 have assays still in progress at the ALS commercial lab.  The goal of the 2013 underground diamond drilling program was to convert resources to reserves and to explore for additional resources in order to extend the current 6 year Life of Mine plan (as identified in the current December 31, 2012 NI 43-101 Technical Report).

During Q3-14, there was no additional excavation on the planned 1,000+ foot long SSX-Steer exploration drift from Zone 1 to Zone 9. Since the exploration drift excavation work started on March 31, 2013 the drift face has advanced a total of 310 feet from the initial base point. Additional excavation of this drift is planned in the future and will eventually become a development drift. This drift is critical in order to help convert resources to reserves at the northeastern Zone 9 West Mahala inferred resource pod and to allow additional near-mine exploration from several new drill stations as well as expand access for mining in Zone 1. Drilling will start from the drift once the Company restructuring is completed and the monies are secured and approved by Management.

VERIS GOLD CORP. | 8

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Surface Exploration

The Company did not conduct any surface exploration drilling at Jerritt Canyon during Q3-14. The 2014 Exploration budget has not been implemented due to the present condition of the Company. Detailed planning continues for the future 2015 surface exploration program. Drilling targets are being prioritized and will focus on near-mine underground resource conversion. SSX-Steer (including West Mahala), and Smith will be the primary areas for the resource conversion drilling. If money and time allows, some surface drilling will also focus on priority stand-alone targets including West Starvation Canyon, Mahala Basin, the ND Fault Zone (Bidart), and Warm Creek.

Modeling

Geological modelling and updated block models were completed at the three active underground mines in Q3-2014 to support the mining operations. Current drill hole databases in each mine area were used to generate these model updates.

Environmental

During Q4-13 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), removing many of the completed requirements included in the previous modified Consent Decree. The primary focus in Q2-14 was on compliance and completion of key components of the Second Modified CD. During Q1-14 submittal and subsequent approval of the engineering design changes (EDCs) for treatment at the Snow Canyon and Gracie RDAs along with plans to rejuvenate the existing treatment at Marlboro Canyon RDA was completed. The Company received approval on all EDCs, a significant step towards the extinguishment of the Second Modified Consent Decree. A Bid Request was submitted to multiple contractors and the Company was able to accept a bid that was on target with the original engineer’s estimate. With a contractor chosen and approval from both the NDEP and Forest Service during Q3-14, the Company began and has nearly completed the rejuvenation of the Marlboro Canyon RDA. Rejuvenation of the RDA included removing an approximately 180 foot section of the initial trench and installing new media. The media is comprised of wood chips, sawdust, straw, limestone, and manure that formed part of the original trench.

The Company has continued operation of the DASH water treatment plant. The treatment plant addresses multiple methods for sulfate and TDS removal from various water streams including reverse osmosis (RO) membrane treatments and an active method that involves lime and barium carbonate addition. RO was not tested at bench scale, so operation of the pilot system will yield initial results for RO as a water treatment option.

Testing of the active lime and barium addition process was further evaluated during Q3-14 at the DASH water treatment plant. The main problem currently is feeding the chemicals into the system. The Company’s staff is in the process of refining the chemical addition process before results of the effectiveness can be evaluated.

VERIS GOLD CORP. | 9

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

The Company made additional efforts to extinguish the CD by ensuring all required operating permits are in place. In addition to receiving the Air Quality Permit on March 31, 2014, The Company successfully completed and submitted the renewal application for the Water Pollution Control Permit (WPCP). The WPCP is still under review, but the Company did receive notification that the application was deemed complete and review is underway.

The Q3-14 bathymetric survey that was conducted on September 22, 2014 calculated approximately 195,000 gallons of solution in Tailings Storage Facility 1 (TSF1). This survey confirmed that The Company had met the Second Modified CD requirement to be below 10 million gallons by September 30, 2014. Since this survey, The Company has continued to see a reduction and at current, there is no standing water in TSF1. Further, The Company has also begun closure of TSF1 which involves moving material from the Heap Leach Pad to TSF1 to act as cover. Closure of TSF1 also addresses closure of the Heap Leach Pad.

Additional items included in the Company’s Schedule of Compliance (SOC) have been addressed as well. Testing of the Corrective Action Plan relating to mill-site groundwater contamination began in Q2-14. During Q3-14, the well addressed in the Corrective Action Plan dried out and pumping could not continue. Because of the lack of water, the Company has been unable to complete the testing of the Pump and Treat system however the Company will continue to monitor the water levels and restart pumping if the situation arises. The results gathered from the pilot system will determine if a full-scale carbon treatment system is appropriate.

The Company also completed the SOC item to install eight piezometers surrounding Tailings Storage Facility 2 (TSF2). The installation of these wells is due to the high volume of water removal in between the primary liner and the secondary liner. The eight piezometers were installed to verify the integrity of the secondary liner of TSF2. Of the eight piezometers, seven were dry. One well had and continues to have water but the water is clean water with characteristics of meteoric water.

Another SOC work was conducted on the East Water Storage Reservoir (EWSR). The Company was required to complete repairs on the EWSR prior to continuing use of the pond. The liner repairs have been completed. The Company is currently in the process of verifying the liner repairs by monitoring the pumping rates from between the primary and secondary liners. The Company completed transfer of the water from the West Water Storage Reservoir (WWSR) to the EWSR and is currently working on the liner repairs for the WWSR.

Other work completed by the Company included the submission of an EDC for replacement of the CIL Courtyard as the containment is compromised. The EDC was approved by the NDEP during Q3-14 and the Company will begin construction after winter due to the fact that the cold temperatures can compromise the integrity of the concrete. The Company also upgraded and replaced several process pond fences. The Nevada Division of Wildlife (NDOW) has requirements set forth regarding fence regulations surrounding process ponds. The Company had noted some deficiencies. These deficiencies were corrected in Q3-14 and NDOW were pleased with the work the Company had completed.

VERIS GOLD CORP. | 10

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

The Company also completed the Title V Air Quality Operating Permit testing requirements during Q3-14. The testing was completed in two separate trips and some of the results are pending.

The Company has continued discussions with both the NDEP and the USFS regarding the incremental bonding requirements arising from the 2014 Annual Work Plan (“AWP”) submitted in June 2014. In the AWP the Company provided engineering estimates for the cost of reclamation for the rock disposal areas, the last remaining item for completion under the 2009 Consent Decree, totalling $5,047,888 which was accepted and acknowledged by the NDEP. This bonding along with a number of other items identified by the NDEP as residing on public lands were transferred to the jurisdiction of the USFS in their bond determination letter. The total proposed bonding from the NDEP required an increase to the existing private lands bonding of $4,073,464 however a number of items (such as the removal of Calomel which is substantially complete) were negotiated out of this and the final private lands bonding requirement for 2014 settled at $1,086,497 and a payment plan established and accepted to fulfill this requirement by June 30, 2015. The NDEP has requested the Company provide further details in support of the use of the seepage remediation trenches (“SRT’s”) to be used for the remediation of the water runoff from the RDA’s and the Company has supplied significant supporting documentation in recent letters with further details to be provided in upcoming weeks.

The public lands bonding requirement under the USFS requires a total of $10,040,627 of bonding, $6,802,496 of which pertains to the original estimate for the reclamation of the RDA’s with a 35% indirect cost provision top up. The remaining increase is a result of the application of the indirect costs to other bonding that had been transferred to the USFS from the NDEP. The Company has proposed to the USFS that the bonding for the RDA be reduced by the $3,185,916 estimated construction cost included as this work is to be carried out in 2015, leaving just the $2,513,662 for 20 years of operating and maintenance of the SRT’s and also the construction of the East Dash SRT which is currently not scheduled while the Company continues testing a the existing water treatment facility. The Company requested deferral of this bonding requirement until further work was carried out in 2015 to refine the estimates. The remaining bonding requirement was proposed to be paid in 4 installments commencing on March 31, 2015. The Company has yet to hear from the USFS but has had ongoing conversations to date that have been largely supportive of this arrangement.

Subsequent to September 30, 2014, $22.9 million of the Company’s funds on deposit with Chartis, which were restricted for reclamation and mine closure obligations with the NDEP and the US Forestry Service, were transferred to the NDEP.

VERIS GOLD CORP. | 11

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Ketza River

The Company did not conduct any exploration drilling in Q3-14 at Ketza River.  During the quarter, the Company continued to collect additional environmental baseline data to support the company’s permitting activities, including water quality and flow data. The Company is still pursuing a water license for the existing tailings pond. Maintenance activities and environmental monitoring associated with the existing tailings pond is ongoing with some activities mandated by regulatory authorities. In light of the current Creditor Protection Proceedings the Company has curtailed any significant expenditures at Ketza River except for those focused on maintaining the facilities and ensure ongoing environmental compliance obligations are maintained.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Amended Q2 2013	Q1 2013
Statement of Operations
Gold Sales	$57,252	$52,528	$35,631	$40,622	$56,993	$44,936	$45,360
Toll Milling	-	826	-	3,054	3,304	1,710	-
Revenue	$57,252	$53,354	$35,631	$43,676	$60,297	$46,646	$45,360
Cost of gold sold	48,491	49,304	35,418	44,705	49,095	42,141	44,944
Gross margin before D&D (1)	8,761	4,050	213	(1,029)	11,202	4,505	416
(Loss) income from operations	(1,817)	(4,824)	(7,085)	(41,336)	4,504	(2,733)	(5,528)
(Loss) income before taxes	(6,529)	(8,092)	(13,448)	(57,536)	(18,178)	5,848	(5,436)
Net (loss) income	(6,529)	(8,092)	(13,819)	(47,797)	(18,170)	5,856	(6,542)
Basic net (loss) income per share	(0.04)	(0.05)	(0.09)	(0.31)	(0.15)	0.05	(0.06)
Weighted average # of shares outstanding (000's)	154,378	154,378	154,378	154,265	117,609	107,641	107,641
Statement of Financial Position
Cash and cash equivalents	3,740	2,793	1,503	1,161	643	5,241	7,103
Total assets	$302,556	$307,163	$315,113	$312,951	$347,283	$339,908	$341,215

(1)	Gross margin before depreciation & depletion (“D&D”) is a non-GAAP measure that the Company considers to be a good indicator of the Company’s achieved operating results before being adjusted for non-cash D&D to arrive at mine operating earnings.

RESULTS OF OPERATIONS

The Company had a net loss of $6.5 million during the quarter ended September 30, 2014 (“Q3-14”), an $11.7 million decreased loss from the net loss of $18.2 million in the third quarter of 2013 (“Q3-13”). The reduced loss in 2014 is primarily the result of the following:

•	$6.3 million reduced income from operations due primarily to a $2.4 million decreased gross margin before D&D resulting from lower gold prices despite increased gold sales; a $2.3 million increase in depreciation and depletion driven by the commissioning and improved mining of the Starvation Canyon mine and the commissioning second tailing facility in mid-2013; and a $1.6 million increase in G&A from increased professional fees and directors fees incurred since the Company entered creditor protection, on June 9, 2014, under the Companies’ Creditors Arrangement Act (“CCAA”), offset by a lower realized exchange rate on the Canadian dollar, reduced salaries and benefits as well as business development costs;

VERIS GOLD CORP. | 12

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

•	$2.9 million in decreased interest expense due primarily to a $2.4 million reduction in interest from the decreased time to maturity of the Senior Secured Gold Facility (“SSG”), $0.3 million decrease in interest on the convertible debt from the reduced time to maturity, $0.1 million reduction in interest on forward contracts which are currently included in the Creditor Protection Proceedings, and $0.1 million reduction in accretion from a reduction in short term interest rates.

The decline in gross-margin before D&D in Q3-14 compared to Q3-13 is primarily attributable to the reduction in toll milling revenue from $3.3 million in Q3-14 to $nil Q3-14. The average price of gold realized declined from $1,331 per ounce, in Q3-13, to $1,279 per ounce in Q3-14. This diminished gold price resulted in the equivalent loss of Q3-14 gold revenues of approximately $2.3 million.

Revenue:

For Q3-14, the Company realized gold sales of $57.3 million on the sale of approximately 45,216 ounces of gold, this compares to $57.0 million on sales of approximately 42,760 ounces of gold sold in Q3-13. The primary driver of the increased revenue in Q3-14 versus Q3-13 was a 6% increase in the number of gold ounces sold offset by a 4% decline in the market price for gold.

The Company had $nil in toll milling revenue in Q3-14 compared with $3.3 million in toll milling in Q3-13 as the Company maintained a focus on allocating the majority of available milling capacity to process the Company’s increased high grade ore stockpiles.

Gross-margin before D&D:

In Q3-14, the Company had a Gross Margin of $8.8 million before depreciation and depletion compared to $11.2 million in Q3-13. As previously discussed, this $2.4 million decline was primarily driven by reduction in toll milling revenue from $3.3 million in Q3-14 to $nil Q3-14. The Company was able to offset the 4% reduction in gold revenue per ounce with a 6% increase in gold ounces sold. The successes of the Company’s cost reduction programs were evidenced by a 7% reduction in cash costs per ounce from $1,148 per ounces in Q3-13 to $1,072 per ounce in Q3-14.

The most significant contributor to this decreased mining cost resulted from a continued improvement in production rates at Starvation Canyon as the current quarter benefited from a year of production compared to Q3-13 which was the first quarter of production since the mine had been commissioned.

Depreciation and depletion (“D&D”):

The Company had $7.8 million in depreciation and depletion in Q3-14 compared to $5.5 million in Q3-13. The increase in D&D resulted from an increase in the depreciable and depletable asset base, primarily from the commissioning of the Second Tailing Facility midway through Q3-13 as well as increased depletion from the improved mining results at the Company’s Starvation Canyon mine.

VERIS GOLD CORP. | 13

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

G&A expense:

In Q3-14 the Company incurred G&A expense of $2.8 million compared to the $1.2 million incurred in Q3-13. Share based payment expenses included in G&A fell from $0.1 million in Q3-13 to $nil in Q3-14. These expenses are for corporate head office and transactions costs and are primarily comprised of salary and benefit costs as well as professional and consulting fees, predominantly incurred in Canadian dollars. The $1.6 million increase in Q3-14 from Q3-13 is primarily from increased professional fees incurred since the Company entered creditor protection, on June 9, 2014, under the Companies’ Creditors Arrangement Act (“CCAA”) combined with increased directors fees, offset by a lower realized exchange rate on the Canadian dollar as well as reduced salaries and business development costs.

Interest expense:

Interest expense is comprised of:

	Three months ended September 30,
	2014	2013
Interest on senior secured gold facility	$(2,254)	$(4,631)
Interest on convertible debt	(1,473)	(1,768)
Accretion of decommissioning and rehabilitation provisions	(416)	(471)
Interest on finance leases	(89)	(105)
Interest on forward contracts	-	(127)
Interest on net smelter returns royalty facility	(144)	-
Other interest (expense) income	(51)	(205)
	$(4,427)	$(7,307)

Interest expense in Q3-14 was $4.4 million compared to $7.3 million in Q3-13. The $2.9 million decrease in interest expense is primarily from a $2.4 million reduction in interest due to the decreased time to maturity of the Senior Secured Gold Facility and a $0.3 million reduction in interest on convertible debt from the reduced time to maturity, $0.1 million reduction in interest on forward contracts which are currently included in the Creditor Protection Proceedings, and $0.1 million reduction in accretion from a reduction in short term interest rates.

Finance and transaction costs:

Finance and transaction costs in Q3-14 were $0.1 million compared to the $0.8 million in Q3-13. As described above, these costs are comprised of the expensed portion of costs incurred on financing activities undertaken in the period; as well as the amortization of previously deferred transactions costs, incurred on financing activities. The most significant decrease in these costs was due to an absence of financing activities in Q3-14 compared to a public offering and private placement completed, with associated transaction costs, in Q3-13.

VERIS GOLD CORP. | 14

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Derivative gain (loss):

Derivative gains (losses) are comprised of:

	Three months ended September 30,
	2014	2013
Gain (loss) on warrants	$191	$(2,356)
Gain (loss) on convertible debt embedded derivatives	6	(222)
Gain on senior secured gold embedded derivatives	47	201
Loss on net smelter returns royalty embedded derivatives	31	-
Loss on recognition of senior secured gold facility	-	(12,119)
	$275	$(14,496)

Non-cash derivative gains in Q3-14 were $0.3 million compared with losses of $14.5 million in Q3-13. Warrants denominated in Canadian dollars are revalued at each reporting period with change in fair value recorded to net income. Warrants accounted for gains of $0.2 million in Q3-14 compared to losses of $2.4 million in Q3-13. The gains in Q3-14 were driven by a reduction in the time to maturity, while the losses in Q3-13 were the result of an appreciation in the Company’s share price during that period.

There was a non-cash loss of $12.1 million in Q3-13 which resulted from the revaluation of the Senior Secured Gold Facility The Senior Secured Gold Facility represents a debt-host contract which was recorded at fair value as of July, 2013 and subsequently measured at amortized cost using the effective interest rate method. There was no such revaluation with resulting loss recognized in Q3-14.

Environmental costs:

Environmental rehabilitation costs are those required to complete reclamation of historic environmental disturbance that was determined and incurred during the current year. Environmental rehabilitation costs of $0.8 million in Q3-14 were elevated from the $0.2 million incurred in Q3-13 as a result of the removal of calomel waste from prior year’s production as well as the commencement of construction of the SRT at Marlboro Canyon.

LIQUIDITY

Cash and cash equivalents increased from $1.2 million at December 31, 2013 to $3.7 million at September 30, 2014. As at September 30, 2014 the Company had a working capital deficiency of $187.0 million compared to a working capital deficiency of $167.1 million at December 31, 2013. This decrease in working capital is primarily the result of: a $3.1 million decrease in inventory due to reductions in supply and gold inventory; a $2.8 million increase in accounts payable; a $8.1 million increase in the revalued Senior Secured Gold Facility using the effective interest method; a $0.3 million increase in forward contracts from interest on outstanding balances; a $9.2 million increase in current convertible debt resulting primarily from reclassification of the long term portion given all convertible debt is due immediately as a result of the Creditor Protection Proceedings; a $1.2 million increase in current obligations from the issuance of the NSR; offset by a $2.6 million increase in cash from the issuance of the NSR and improved cash flow from operations; a $1.2 million increase in accounts receivable and other due to an increase in prepayments made to continue supplier relationships through the Creditor Protection Proceedings; a $0.8 million reduction in finance lease obligations from payments made during the year; and a $0.3 million decrease in embedded derivative liabilities as a result of the decline in the Company’s share price.

VERIS GOLD CORP. | 15

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Operating:

During the quarter ended September 30, 2014 the Company recorded a net loss of $6.5 million, which, after adjusting for non-cash items and positive changes in working capital of $0.4 million, resulted in operating cash inflows of $5.4 million.

This compares to the quarter ended September 30, 2013 where the Company generated a net loss of $18.2 million, which, after subtracting non-cash items; and negative changes in working capital of $1.7 million, resulted in operating cash inflows of $4.9 million.

The $0.4 million positive change in non-cash working capital in Q3-14 is the result of a $3.7 million decrease in inventories; offset by a $2.6 million increase in accounts receivable; and a $0.7 million decrease in accounts payable. The $1.7 million negative change in non-cash working capital in Q3-13 was the result of a $4.0 million increase in accounts receivable; a $5.3 million increase in inventories; offset by a $7.6 million increase in accounts payable.

Investing:

Capital cash expenditures

	Three months ended September 30, 2014
(in thousands)	Jerritt Canyon	Ketza River	Corporate	Total
Mineral Properties	$3,092	$350	$-	$3,442
Property, plant and equipment	1,463	-	-	1,463

	$4,555	$350	$-	$4,905

	Three months ended September 30, 2013
(in thousands)	Jerritt Canyon	Ketza River	Corporate	Total
Mineral Properties	$6,707	$681	$-	$7,388
Property, plant and equipment	3,984	-		3,984

	$10,691	$681	$-	$11,372

Significant property, plant and equipment capital expenditures in Q3 2014 include the following:

•	Mill facilities and equipment ($1.5 million)

Significant property, plant and equipment capital expenditures in Q3 2013 include the following:

•	Various mill related equipment ($3.1 million)

•	Capital lease payments on mobile and other mining equipment ($0.7 million);

•	Environmental and new tailings facility infrastructure ($0.2 million)

Nevada mineral property expenditures during Q3-14 included the approximate amounts: Smith mine development ($0.9 million); Starvation Canyon mine development, ($0.2 million); SSX-Steer mine development, ($0.8 million) and $1.5 million for the development of Saval, including the completion of the primary access and substantial completion of the secondary egress as well.

VERIS GOLD CORP. | 16

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Exploration at Ketza River remained minimal and consistent with prior quarters as the Company continued existing monitoring and remediation programs while continuing to compile available data for the preparation of responses regarding the YESAB proposal.

Financing:

During the second quarter of 2014 the Company closed financing in the form of the sale of a 0.5% Net Smelter Returns royalty for proceeds of $7.5 million. Proceeds were delivered to Veris Gold at the date of closing, April 10, 2014. The royalty relates to the production of gold and silver from the Company’s Jerritt Canyon mines and processing plant, operated by Veris Gold USA Inc. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, and taxes as well as levies charges.

In Q1-14 the Company entered into a gold sales contract which specified that 3,500 troy ounces of refined gold would be sold to the counterparty by April 30, 2014. The Company received 90% of the purchase price, or $4.0 million cash, in Q1-14 and the remaining $0.4 million was received upon final gold delivery in Q2-14. The Company settled the contract and delivered 3,500 troy ounces in Q2-14.

During the second quarter of 2013 the Company closed a financing in the form of an eight-month senior unsecured promissory note (the "Note") with a principal sum of $10.0 million. In connection with the Note, the Company issued 3.4 million common share purchase warrants with an exercise price of US$1.80 per warrant, which have a 5 year life. The Note originally had a maturity date of April 12, 2013 but the Company entered into an agreement to extend the maturity date of the Note to January 12, 2014. Up to the date of maturity the Note had an interest rate of 9% however subsequent to the maturity on the Note (which was extended in Q4-13 to January 12, 2014) the interest rate increased to 21% per annum.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the preparation of annual budgets along with quarterly updates to identify funding requirements, if any, as well as daily forecasting of its cash flows from operations as well as investing and financing activities to anticipate pending treasury requirements.

The Company had a loss from operations of $1.8 million for the three months ended September 30, 2014 (2013 – income of $4.5 million), and a $5.4 million inflow of cash from operations for the same period (2013 – $4.9 million inflow). At September 30, 2014 the Company had a working capital deficiency of $187.0 million (December 31, 2013 – $167.1 million) and an accumulated deficit of $474.0 million (December 31, 2013 – $445.6 million). On December 31, 2014 the Company missed a gold delivery payment and on January 28, 2014, unable to correct this gold delivery shortfall, either through the delivery of 4,980 ounces or through payment of the cash equivalent, the Company went into default on the DB Senior Secured Gold Facility (“Senior Facility”). As noted previously on June 3, 2014 DB set an early termination date of June 9, 2014 for the Senior Facility requiring payment of $89.4 million on that date. In order to prevent DB from possibly realizing on security on June 9, 2014 the Company has applied and been granted creditor protection from the Court under CCAA and under ancillary proceedings in the US Court under Chapter 15. The Company expects this process to last several months however during this period ongoing discussions with the creditors is occurring as well as possible new sources of financing to provide for the plan of arrangement needed for exiting CCAA.

VERIS GOLD CORP. | 17

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Throughout the year senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. During the creditor protection proceedings the Company prepares and submits to the Monitor and DB a weekly operational and capital budget which forms the basis of the monthly Cash Collateral budget agreed to in the CCO. This weekly forecast is used to identify potential funding shortfalls within a 3 to 4 month period and allow time to pursue financing or make adjustments to the existing plans.

The unexpected shutdown in December 2013 and January 2014 as well as the 21 day shutdown which occurred in March of 2014 significantly increased liquidity issues facing the Company and ultimately resulted in the early termination notice received from DB and the Company’s entry into CCAA protection. The Company is continuing to pursue financing needed to restructure the existing senior and subordinated debts as well as finance future capital requirements to ensure continuity of operations. The Company intends to restructure the debts on the balance sheet through the Plan as discussed previously and continues to work towards achieving that objective.

There can be no assurance that the Company will successfully complete and implement a plan of compromise and arrangement or that the Plan will be approved by the Court and possibly the creditors of the Company. Also, if the Company is unable to maintain stable operations and generate positive cash flows and if the existing DIP financing proves inadequate to support these activities, the Company will need to curtail operations activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at September 30, 2014:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$87,174	$-	$-	$-	$87,174
Finance lease obligations	823	1,730	553	-	3,106
Convertible debt	19,168	-	-	-	19,168
Forward contracts	24,428	-	-	-	24,428
Senior secured debt facility	85,421	-	-	-	85,421
At September 30, 2014	217,014	1,730	553	-	219,297

CAPITAL RESOURCES:

The Company had a cash balance of $3.7 million as of September 30, 2014. The Company has a total of $56.3 million of cash classified as restricted at September 30, 2014 (December 31, 2013 - $56.4 million), primarily related to cash restricted under the existing bonding requirements for the future reclamation at the Jerritt Canyon property.

VERIS GOLD CORP. | 18

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

The Company invested the funds from the December 2013 public offering to assist with payments to the Senior Secured Gold Facility, to upgrade and refurbish the dry mill equipment at its Jerritt Canyon mill operations, and to fund general working capital. The Company invested the funds from the August 2013 public offering and September 2013 private placement into the refurbishment of its Jerritt Canyon mill operations; continued development of the underground mine facilities at the existing mines as well as at the Saval 4 Gold Mine; to fund bonding required for future reclamation obligations; to ensure that debt payments are met; and for general working capital purposes. Proceeds from the Flow-Through Units have been used to fund exploration activities at the Company's Ketza River property in the Yukon however the Company has utilized the proceeds as well to support working capital requirements. Proceeds from the NSR were used for working capital purposes to support the restart activities subsequent to the 21 day shutdown in March 2014. These activities required significant payments to vendors to ensure continuity of supply of both services and supplies, with a primary focus on providing funding to the mining contractor on site.

The Company invested the funds from the December 2012 public offering primarily into the development of the Starvation Canyon mine but also for funding required bonding obligations and general working capital purposes. The Company further funded the commencement of development on Saval 4 and completed the development of Starvation Canyon with $8 million drawn from the performance reserve funds relating to the August 2011 Forward Gold Purchase Agreement in February 2013; along with $10 million in proceeds obtained from an eight-month senior unsecured promissory note received in April, 2013, described in detail below in the Commitments section of the MD&A. With development work completed, and the full ramp up of the mine’s operations, it is expected that sufficient funds will be generated to support the ongoing sustaining capital requirements.

Throughout 2013 the Company pursued opportunities to restructure the existing debt commitments, primarily focusing on increasing the duration of the existing facilities, either by extending the existing terms or through the buyout of the debt under new terms, enabling it to invest further funds into existing operations or pursue further improvements to the capital structure. Due to the events of December and the resulting shutdown and default on the Senior Facility, the Company accelerated the need for a complete refinancing of the capital structure, including a Company led buyout of the Senior Facility. In February 0f 2014 the Board of Directors of the Company appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor to develop and explore restructuring alternatives. Although the Company is currently in CCAA these efforts are ongoing and negotiations with the senior lender, DB, as well as the subordinated lenders are ongoing as the Company works to develop the Plan to allow for an exit from the Creditor Protection Proceedings by early 2015.

VERIS GOLD CORP. | 19

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch, which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to DB, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to DB over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to DB are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term. On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with DB (the “Second Agreement”).  Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

As previously discussed, on January 28, 2014, the Company received a notice of default from Deutsche, with respect to payment defaults under the forward gold purchase Agreements. The Notice of Default relates to the failure to make the monthly December gold delivery, or pay the cash equivalent of the gold delivery shortfall, for December, 2013, under each of the Agreements. As noted above, the Senior Facility has now been terminated as of June 9, 2014 and the entire $89.4 million is due effective immediately. As the Company is currently under a Court ordered stay this debt, along with all other debts incurred prior to June 9, 2014, are stayed from further payment until a plan of compromise and arrangement is approved by the Court.

On January 12, 2012, the Company entered into a forward sales contract with a related party (Note 10) which required delivery of 3,665 ounces of gold by June 12, 2012 or a cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013. Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold. No settlement was made on either June 30, 2013, or since. As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely accrued interest. The fair value of the January 2012 forward contract as at September 30, 2014 was $7.1 million (December 31, 2013 - $6.8 million). The Company incurs certain contractor and lease expenses which are charged to the related party, and to date these charges remain unpaid ($1.0 million as at September 30, 2014). The Company is evaluating the legal alternatives with respect to such non-payment however believes that these charges may ultimately form the basis for the final settlement under the current Creditor Protection Proceedings.

VERIS GOLD CORP. | 20

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. No refined gold was delivered to the counterparty by May 30, 2011, and several extensions of the delivery date have been accepted by the counterparty since that date. As at June 30, 2014, the contract had not been settled. Since May, 2011, the Company has been accruing a late payment penalty of 2.25% per month until the last known maturity date, and has been considering a possible cash payment in lieu of a delivery of physical gold. The Company does not acknowledge any liability to pay interest at the accrued rate. The recorded value based on a mark-to-market valuation of the November 2010 forward contract as at September 30, 2014 was $17.3 million (December 31, 2013 - $17.3 million) however the Company believes that, based on the underlying legal documentation in place, this value is a reflection of the maximum potential liability and that the reasonable amount of the liability is approximately $10.5 million. As at September 30, 2014, no payments have been made for this forward agreement and the repayment of the gold forward is stayed under the current Creditor Protection Proceedings.

The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share. The convertible debentures became payable immediately upon the Company entering Creditor Protection Proceedings but is stayed under those same proceedings.

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and will mature on December 12, 2013, then January 12, 2014. In connection with the Note, the Company issued to the counterparty (the “Lender”) 3.4 million five-year common share purchase warrants with an exercise price of $1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the Closing Date. The Note provides that from and after the maturity date or at the election of the Lender an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, the Company issued to the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of April 12, 2018. The Company used the proceeds of the Note to complete development of the Starvation Canyon Mine, which commenced preproduction on April 6, 2013. As of December 31, 2013 the US $10 million principal, and accrued interest of $0.5 million, had not been paid and remained outstanding. Subsequent to December 31, 2013 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to CAD$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly. As at September 30, 2014, no further payments have been made for principal or interest due under this note and any further payments are stayed under the current Creditor Protection Proceedings.

VERIS GOLD CORP. | 21

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

On April 9, 2014, the Company closed financing in the form of the sale of a 0.5% Net Smelter Returns royalty for proceeds of $7.5 million. Proceeds were delivered to Veris Gold at the date of closing, April 10, 2014. The royalty relates to the production of gold and silver from the Company’s Jerritt Canyon mines and processing plant, operated by Veris Gold USA Inc. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting charges for treatment, refining, transportation, insurance, taxes and levies. The Company retains the right to buy-back the royalty until June 30, 2015 for the purchase price plus a premium based on the price of gold or alternatively if the Company enters into another royalty with an arms-length third party the buyback is calculated based on the sale price of the new royalty.

OUTLOOK:

As a result of the events leading up to, and including, the initiation of the Creditor Protection Proceedings, the Company has significantly curtailed non-essential capital expenditures. As discussed below, due to the lack of liquidity available to fund these expenditures during the Creditor Protection Proceedings the Company has not performed any drilling other than development related activities and has deferred any significant non-essential expenditures although the Company has commenced dewatering activities as options requiring minimal capital have been identified. However, this curtailment of capital expenditures, if continued, will eventually result in a decline in production levels although the Company believes it can maintain current production levels for an extended period of time. To support this level of production the Company is evaluating areas within Jerritt Canyon where reserves can be accessed in the near term, to supplement production from the existing underground mines. The Company is also in discussions with third parties for toll treatment of their ores and has recently signed an agreement with Anova Metals USA, LLC, for potential ore deliveries commencing in mid-2015. The Company is having continued discussions with Newmont USA Ltd. and continues to believe that will be the primary source of third party ore.

VERIS GOLD CORP. | 22

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Despite the operational setbacks and lack of available liquidity the Company believes it can sustain a production level of between approximately 145,000 an 155,000 ounces from its three existing underground mines (including Starvation Canyon mine) with increases coming from the fourth new mine, Saval 4, recently permitted for production in October 2014 with the completion of the secondary access portal.

The Company has substantially completed all items under the Consent Decree, including extensive air emissions control equipment for mercury and other particulates at a number of emission sources at the roaster facility. With the signing of a second modified Consent Decree with the NDEP, the timelines have been revised for completing the remaining items (primarily the RDA seepage treatment) and ongoing requirements have been clearly defined. Testing of treatment methods for RDA seepage commenced in 2013 but will require several seasons to determine the most effective solution and also determine what potential bonding would be needed to secure the completion of that work.  At Marlboro Canyon the Company substantially completed the construction of one of the three SRT’s approved by the NDEP and required for the water treatment from historical RDA’s resurfaced by the Company in 2012 and 2013.

The Company was unable to post the required $10 million of bonding in lieu of possible penalties (totaling $10.6 million) by May 31, 2014 related to the establishment of the RDA seepage treatment system, hence the penalties became due and payable to the State under the second modified CD. This penalty now forms part of the unsecured creditor class of obligations recorded in the Creditor Protection Proceedings. The Company prepared and submitted the final Annual Work Plan to the State and the US Forest Service in June 2014 and has received preliminary notification related to the updated bonding requirements. The amounts required, totally approximately $11 million currently and detailed previously, are subject to further refinement and discussion, primarily with the USFS as the bonding pertains to the proposed SRT’s on the 3 RDA sites, and the Company has proposed installment plans for providing the required bonding.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives, primarily for executing the Plan required to exit CCAA and fund expected capital requirements, and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of September 30, 2014.

SUBSEQUENT EVENTS

Subsequent to September 30, 2014, the Company entered into a debtor-in-possession financing agreement ("DIP Agreement") pursuant to which an aggregate amount of up to USD$12 million will be available to support the continued operations during the CCAA proceedings. As of the date of filing, November 14, 2014, the Company had drawn USD$7.5 million pursuant to the terms of the DIP Agreement.

VERIS GOLD CORP. | 23

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2014, the Company was charged a total of $0.1 million (2013 - $0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2014 is $0.1 million (as at December 31, 2013 – $0.1 million).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $7.1 million as at September 30, 2014 (December 31, 2013 - $6.8 million). For the three months ended September 30, 2014, there were no revaluation gains or losses or interest expense recognized (2013 – $nil and $0.1 million interest expense). The Company also charged a total of $0.1 million (2013 - $0.2 million) for contractor and lease expenses to the same company during the three months ended September 30, 2014. The amount receivable at September 30, 2014 is $1.0 million (December 31, 2013 - $0.7 million)

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement, based on tons processed through the roaster facility, arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three months ended September 30, 2014, a total of $0.1 million was charged to the Company under this agreement (2013 – $nil). The amount owing at September 30, 2014 is $0.4 million (December 31, 2013 – $0.2 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended September 30,
	2014	2013
Salaries and short-term benefits	$243	$388
Directors fees	60	88
Special committee fees¹	240	-
Share-based payments	-	163
	$543	$639

1 Remuneration (including accrued) of the Directors and CEO for their services on the special committee, during the three months ended September 30, 2014, were as follows: (a) Directors: $120 thousand and (b) CEO: $120 thousand, and includes some charges related to their activity in the prior quarter as well.

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

VERIS GOLD CORP. | 24

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

VERIS GOLD CORP. | 25

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure share-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

VERIS GOLD CORP. | 26

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued are as follows:

Accounting standards adopted January 1, 2014

i)	IFRIC 21 - Levies (“IFRIC 21”)

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Accounting standards effective January 1, 2015 or later

ii)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outlook on Future Earnings

Future net earnings will be primarily impacted by gold production. For 2014, the Company has targeted revised production of 145,000 to 155,000 ounces of gold. The Company is forecasting mining production at its mines to increase in 2014 to over 3,500 tons per day once targeted production levels are reached the new Saval 4 underground mine, scheduled to commence operations late in the third quarter of 2014.

Items also impacting net earnings include the market price of gold price, and changes in fair values of the Company’s share purchase warrants with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price as well as the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase, or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The IASB has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

VERIS GOLD CORP. | 27

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”). The fair value of derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants and embedded derivatives is determined using option pricing models.

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the Senior Secured Gold Facility with DB, entered into on August 12, 2011 and February 7, 2012 includes the obligation to deliver gold, and/or make net-cash settlements that are a derivative of the market price of gold on the date of the scheduled delivery amount.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of Practical Mining LLC and other experienced Independent Consultantsin the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property.

VERIS GOLD CORP. | 28

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. These safety related improvements continue to be a component of the capital budget.

Liquidity risk (ability to raise capital)

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings.

The Company was able to obtain funds financing in 2013 and 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement during 2013. Debt financing in 2013 was done by way of issuing the $10 million Note. 2013 experienced downward pressures on market metal prices, with significant declines in precious metal prices. The fall in the gold price resulted in the exodus of capital in gold equities, and as with most gold-mining companies directly impacted the Company’s market capitalization thus increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies. The Company’s previously discussed default status with certain creditors has increased the risk relating to the ability to raise capital.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

VERIS GOLD CORP. | 29

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

OUTSTANDING SHARE DATA

The following is the outstanding share information for Veris as of November 14, 2014:

# Outstanding (000')
Common shares issued and outstanding	154,378

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Warrants	44,550	$1.50	1.6
Stock options	2,964	$3.34	1.1

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the year ended December 31, 2013 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officers and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)	the design of the company’s internal control over financial reporting as of December 31, 2013 pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at September, 2013.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.verisgold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

VERIS GOLD CORP. | 30

VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended September 30, 2014

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

VERIS GOLD CORP. | 31